As filed with the Securities and Exchange Commission on December 14, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

ENVOY COMMUNICATIONS GROUP INC.
(Name of Subject Company (issuer))
Envoy Communications Group Inc. (Issuer)
(Name of Filing Persons (identify status as offeror, issuer or other person))

Common Shares, Without Par Value
(Title of Class of Securities)
293986303
(CUSIP Number of Class of Securities)

Envoy Communications Group Inc.
Attention: Geoffrey B. Genovese, Chief Executive Officer
172 John Street, Toronto, Ontario, Canada M5T 1X5
(416) 593-1212
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
Riccardo A. Leofanti, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario M5K 1J5
(416) 777-4700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$22,950,000	$2,456

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the purchase of 8.5 million outstanding common shares of Envoy at the maximum tender offer price of $2.70 per share in cash.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$2,022

Form or Registration No.:	Schedule TO

Filing Party:	Envoy Communications Group Inc.

Date Filed:	November 20, 2006
☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

EXPLANATORY NOTE
This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 20, 2006 (“Amendment No. 1” and together, the “Schedule TO”), by Envoy Communications Group Inc., an Ontario corporation (the “Company”). This Schedule TO relates to the Company’s offer to purchase for cash up to 7,000,000 of its common shares, without par value (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2006 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), and the related Letter of Transmittal, together with the Offer to Purchase and the Circular, which, collectively, as amended or supplemented from time to time, constitute the “Tender Offer”. These Tender Offer documents were previously filed as exhibits to the Schedule TO, dated November 20, 2006.
This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.
Items 1 – 9 and 11.
The information set forth in the Offer to Purchase and the Circular that is incorporated by reference in the responses to Items 1-9 and 11 of the Schedule TO, is hereby amended and supplemented by Amendment No. 1 as follows:
1.	The Tender Offer has been amended to increase the number of Shares that the Company may purchase under the Tender Offer from up to 7,000,000 Shares to up to 8,500,000 Shares.

2.	The expiration date of the Tender Offer has been extended from 5:00 p.m. (Toronto time) on Wednesday, December 27, 2006 to 5:00 p.m. (Toronto time) on Friday, December 29, 2006, unless the Company further extends the expiration date pursuant to Section 8 of the Offer to Purchase.

3.	The Offer to Purchase and the Circular, which were previously filed as exhibits to the Schedule TO, are amended and supplemented by the Notice of Variation and Extension, dated December 14, 2006, filed herewith as Exhibit (a)(1)(D) (the “Notice”). Except as otherwise set forth in the Notice, the terms and conditions previously set forth in the Offer to Purchase, the Circular and the related Letter of Transmittal continue to be applicable in all respects.
Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(D)*	Offer to Purchase, dated November 20, 2006, and the accompanying Issuer Bid Circular.

(a)(1)(B)*	Letter of Transmittal (which includes the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

Exhibit No.	Description

(a)(1)(D)**	Notice of Variation and Extension of Offer to Purchase for Cash, dated December 14, 2006.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press release announcing commencement of Tender Offer, dated November 20, 2006.

(a)(5)(B)**	Press release announcing amendment to the Offer to Purchase and the extension of the Tender Offer, dated December 14, 2006.

(b)	None.

(d)(1)*	Envoy Stock Option/Stock Appreciation Right Plan, dated February 10, 2005.

(d)(2)*	Form of Stock Option Agreement.

(g)	None.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO dated November 20, 2006.

**	Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Geoffrey B. Genovese
Name:	Geoffrey B. Genovese
Title:	President and Chief Executive Officer
Date:	December 14, 2006

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(D)*	Offer to Purchase, dated November 20, 2006, and the accompanying Issuer Bid Circular.

(a)(1)(B)*	Letter of Transmittal (which includes the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)**	Notice of Variation and Extension of Offer to Purchase for Cash, dated December 14, 2006.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press release announcing commencement of Tender Offer, dated November 20, 2006.

(a)(5)(B)**	Press release announcing amendment to the Offer to Purchase and the extension of the Tender Offer, dated December 14, 2006.

(b)	None.

(d)(1)*	Envoy Stock Option/Stock Appreciation Right Plan, dated February 10, 2005.

(d)(2)*	Form of Stock Option Agreement.

(g)	None.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO dated November 20, 2006.

**	Filed herewith.